April 7, 2005


via facsimile and U.S. mail
Mr. Michael C. Coffman
Chief Financial Officer
Grand Centre, Suite 305
5400 North Grand Blvd.
Oklahoma City, OK 73112

	Re:	Panhandle Royalty Company
		Form 10-K for the year ended September 30, 2004
		Form 10-Q for the period ending December 31, 2004
		File No.1-9210

Dear Mr. Coffman:

      We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and Analysis.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K for the year ended September 30, 2004


Financial Statements

      Note 1- Summary of Significant Accounting Policies, page 28

1. We note your disclosure under the heading `Depreciation, Depletion, Amortization, and Impairment` that you amortize your non-producing oil and gas properties, which include non-producing minerals, over a 33 year period using the straight-line method. It is unclear how your accounting complies with the criteria in SFAS 19. Please tell us how you determined to depreciate non-producing properties over 33 years using the straight-line method. In your response, specifically cite the literature you believe applies to this accounting. Additionally, please provide the gross amounts of non-producing minerals subject to this accounting, the amounts of related accumulated depreciation you recorded in fiscal years 2004 and 2003, and the depreciation expense you recorded in each of the past 3 fiscal years.

Item 9.A.- Controls and Procedures

2. We note your statement that there have been no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. Note, however, that Item 308(c) of Regulation S-K requires that disclosure of any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or
15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-K, Item 601(B)(31). As such, we believe you should revise your disclosure in future filings, as appropriate.

Closing Comments

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

      You may contact Tracie Towner at (202) 824-5673 or Shannon
Buskirk at                 (202) 942-1826 if you have questions
regarding comments on the financial statements and related matters.
Please contact me at (202) 942-1870 with any other questions.

							Sincerely,



							H. Roger Schwall
							Assistant Director


Panhandle Royalty Company
April 7, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE